CHINA TITANIUM & CHEMICAL CORP.

c/o 1530 9th Ave S.E.,

Calgary, Alberta

T2G 0T7

August 25, 2008

Ms. Christine Allen

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C

20549

By Facsimile & Regular Mail

Dear Ms. Allen:

Re:

China Titanium & Chemical Corporation (the “Company”)

Form 10-KSB for the Year Ended December 31, 2007

File No. 000-18272

Further to your telephone conversation with our offices on August 22, 2008, we hereby confirm as follows:

We are in receipt of your letter dated July 21, 2008 addressed to the Company and received in our offices on August 7, 2008.   The letter was addressed to Michael Bourbonnais and our new receptionist did not recognize the name and therefore filed the letter and it was inadvertently overlooked in regard to a response.

We currently have the letter and we are in the process of preparing an amendment to our Form 10-KSB to correct the reporting to comply with Item 308T(a) of Regulation SB.

Due to the requirement to have legal and our accountants review the amendment, we expect to file our response no later than September 10, 2008.  We trust this is satisfactory.

Sincerely,

By:

/s/ Richard Buckley

Name:

Richard Buckley

Title:

President, Principal Executive Officer

and Member of the Board of Directors

cc:

James Rosenberg, Senior Assistant Chief Accountant

file